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THE HARTFORD

April 16, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Attention: Division of Investment Management

RE:	Hartford Life Insurance Company Separate Account Seven
File Nos. 333-179108 and 811-04972

Ladies and Gentlemen:

Pursuant to Rule 477(a) the Registrant hereby respectfully requests that the above-referenced registration statement on Form N-4, which was last transmitted on January 20, 2012 (Accession Number 0001104659-12-003047) be withdrawn.  The registration statement is not effective; therefore, no sale of this product has taken place.

If you have any questions concerning this filing, please do not hesitate to contact me at (860) 843-6085.

Very truly yours,

/s/ Sarah M. Patterson

Sarah M. Patterson
Senior Counsel